                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 3)*

                                Royal Gold, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  780287 10 8
--------------------------------------------------------------------------------
                                  (CUSIP Number)

                             Mr. Charles A. Jeannes
                              Placer Dome U.S. Inc.
                        One California Street, Suite 2500
                        San Francisco, California  94111
                                 (415) 986-0740
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 9, 1996
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 780287 10 8                 13D                     Page 2 of 26 Pages


1.   NAME OF REPORTING PERSON                                  Cortez Gold Mines
     S.S. OR I.R.S. IDENTIFICATION NO.                                88-0103052
     OF ABOVE PERSON

--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS                                              Not applicable

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       / /

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 Nevada

--------------------------------------------------------------------------------

               7.   SOLE VOTING POWER
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8.   SHARED VOTING POWER                                  790,765
    EACH
  REPORTING    -----------------------------------------------------------------
   PERSON
    WITH       9.   SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------

               10.  SHARED DISPOSITIVE POWER                             790,765

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        790,765

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  / /

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     5.1%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                                 OO

--------------------------------------------------------------------------------

CUSIP No. 780287 10 8                 13D                     Page 3 of 26 Pages

1.   NAME OF REPORTING PERSON                              Placer Dome U.S. Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.                                94-1267115
     OF ABOVE PERSON

--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS                                              Not applicable

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       / /

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             California

--------------------------------------------------------------------------------

               7.   SOLE VOTING POWER
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8.   SHARED VOTING POWER                                  790,765
    EACH
  REPORTING    -----------------------------------------------------------------
   PERSON
    WITH       9.   SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------

               10.  SHARED DISPOSITIVE POWER                             790,765

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        790,765

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  / /

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     5.1%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                                 CO

--------------------------------------------------------------------------------

CUSIP No. 780287 10 8                 13D                     Page 4 of 26 Pages

1.   NAME OF REPORTING PERSON                                 Placer Cortez Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.                                84-1181348
     OF ABOVE PERSON

--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS                                              Not applicable

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       / /

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

--------------------------------------------------------------------------------

               7.   SOLE VOTING POWER
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8.   SHARED VOTING POWER                                  790,765
    EACH
  REPORTING    -----------------------------------------------------------------
   PERSON
    WITH       9.   SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------

               10.  SHARED DISPOSITIVE POWER                             790,765

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        790,765

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  / /

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     5.1%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                                 CO


--------------------------------------------------------------------------------

CUSIP No. 780287 10 8                 13D                     Page 5 of 26 Pages

1.   NAME OF REPORTING PERSON                                   Placer Dome Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.                       (This is a Canadian
     OF ABOVE PERSON                                    company that has neither
                                                        a social security number
                                                              nor an IRS number)

--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS                                              Not applicable

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       / /

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 Canada

--------------------------------------------------------------------------------

               7.   SOLE VOTING POWER
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8.   SHARED VOTING POWER                                  790,765
    EACH
  REPORTING    -----------------------------------------------------------------
   PERSON
    WITH       9.   SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------

               10.  SHARED DISPOSITIVE POWER                             790,765

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        790,765

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  / /

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     5.1%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                                 CO

--------------------------------------------------------------------------------

CUSIP No. 780287 10 8                 13D                     Page 6 of 26 Pages

                         AMENDMENT NO. 3 TO SCHEDULE 13D


This Amendment No. 3 is being filed to amend the statements on Schedule 13D of Placer Dome Inc., Placer Dome U.S. Inc. and Cortez Gold Mines (also known as the Cortez Joint Venture), as originally filed with the Commission on September 28, 1992 (the "Initial Statement"); as first amended and filed with the Commission on May 15, 1995 ("Amendment No. 1"); and as amended and filed with the Commission on June 17, 1996 ("Amendment No. 2") relating to their beneficial ownership of the common stock, $0.01 par value, of Royal Gold, Inc.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

     This Statement, as was previously reported, is being filed by Cortez Gold Mines, a joint venture governed by the laws of the State of Nevada. Cortez Gold Mines is principally engaged in the exploration for, and the acquisition, development and operation of, mineral properties in the State of Nevada, with its principal business address being c/o Placer Dome U.S. Inc., One California Street, Suite 2500, San Francisco, California 94111. This Statement is also being filed by Placer Dome U.S. Inc., a California corporation, the principal business of which is the exploration for, and the acquisition, development and operation of, mineral properties in the United States and Mexico. Its principal office and principal business is located at One California Street, Suite 2500, San Francisco, California 94111. This Statement is also being filed by Placer Dome Inc., a Canadian public company, and the ultimate parent of Placer Dome U.S. Inc., which is engaged primarily in the exploration for, and the acquisition, development and operation of, mineral properties. Its principal executive offices and principal business address is located at Suite 1600, 1055 Dunsmuir Street,

CUSIP No. 780287 10 8                 13D                     Page 7 of 26 Pages

P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1.

     Subsequent to the filing of Amendment No. 1 to this Statement, Placer Dome U.S. Inc. transferred its ownership interest in Cortez Gold Mines, effective July 7, 1995, to its wholly owned subsidiary, Placer Cortez Inc., a corporation organized under the laws of the State of Delaware. This Statement is also being filed by Placer Cortez Inc., the principal business of which is gold mining and mineral exploration. Its principal office and principal business is located at One California Street, Suite 2500, San Francisco, California 94111. Placer Dome Inc., Placer Dome U.S. Inc., Placer Cortez Inc. and Cortez Gold Mines are sometimes referred to herein collectively as the "Reporting Persons".

     Information as to the current directors and officers of Placer Dome U.S. Inc., Placer Cortez Inc. and Placer Dome Inc. is set forth respectively in Exhibit B, as previously filed, and in Exhibits C and D, attached hereto.

     During the past five years, neither Placer Dome Inc., Placer Dome U.S. Inc., Placer Cortez Inc. or Cortez Gold Mines, nor any of their respective directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any such person or entity was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 780287 10 8                 13D                     Page 8 of 26 Pages

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     Cortez Gold Mines, on September 18, 1992, acting through its managing co-venturer, Placer Dome U.S. Inc., purchased from the Issuer in a private transaction for investment purposes 500,000 shares of the Common Stock of the Issuer and two warrants: a Class A warrant with the immediately exercisable right to acquire 300,000 shares of the Common Stock of the Issuer at a price of $2.00 per share; and a Class B warrant with the right to acquire 300,000 shares of the Common Stock of the Issuer at a price of $3.00 per share (the "Two Warrants"), for a total consideration of $800,000. In addition, the Class B Warrant was only exercisable upon the occurrence of certain events. The Two Warrants would have expired March 31, 1996, if not exercised prior to that date. The transaction was effected by the execution of a subscription agreement, which was attached as Exhibit D to the Initial Statement (the "Subscription Agreement").

     Subsequently, on March 29, 1996, Cortez Gold Mines exercised its right to acquire the 600,000 shares of Common Stock of the Issuer underlying the Two Warrants, at the price as set forth above, for a total consideration of $1,500,000 to the Issuer.

     On October 9, 1996, Cortez Gold Mines sold 154,621 shares of the Common Stock of the Issuer through a brokerage transaction on the open market, at a price of $12.25 per share. It is Cortez Gold Mines' intention to sell an additional 190,765 of its shares of the Common Stock of the Issuer from time to time in the open market, not to exceed more than approximately one percent (1%) of the outstanding shares of Common Stock of the Issuer within any three-month period. The 600,000 shares of Common Stock of the Issuer acquired as a result of the exercise

CUSIP No. 780287 10 8                 13D                     Page 9 of 26 Pages

of the Two Warrants are restricted shares and, therefore, are subject to a two-year holding period, which would not allow their public resale until April 22, 1998.

     Except as to the above, none of the Reporting Persons, nor any other person named in Item 2 of this Statement, presently has any other plans or proposals which relate to, or would result in, any of the events or transactions contemplated by letter paragraphs (a) through (j) of this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

     (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own 790,765 shares of the Common Stock of the Issuer, which represents approximately 5.1% of the outstanding shares of Common Stock of the Issuer.

     None of the directors or executive officers named in Item 2 of this Statement are beneficial owners of the Common Stock of the Issuer.

     (b) Cortez Gold Mines, acting through Placer Cortez Inc. or through Placer Dome U.S. Inc., as the parent of Placer Cortez Inc., has shared power to vote or to dispose of the 790,765 shares of Common Stock of the Issuer. Placer Dome Inc., as the ultimate parent of Placer Dome U.S. Inc. and Placer Cortez Inc., has shared power to direct the vote or disposition of the 790,765 shares of Common Stock of the Issuer.

     (c) Except as set forth in Item 4 hereinabove, none of the Reporting Persons nor any other person named in Item 2 of this Statement has effected any transactions of the Common Stock of the Issuer during the past 60 days.

CUSIP No. 780287 10 8                 13D                    Page 10 of 26 Pages

     (d) As was previously reported, Kennecott Explorations (Australia) Ltd., a Delaware corporation, as a joint venture participant in Cortez Gold Mines, has a 40% interest in Cortez Gold Mines, including the shares of Common Stock of the Issuer. As a 40% joint venture participant in Cortez Gold Mines, Kennecott Explorations (Australia) Ltd. appoints two (2) out of five (5) members to the Cortez Gold Mines Management Committee; Placer Dome U.S. Inc. (now Placer Cortez Inc., as successor in interest) appoints three (3) members. Each member is entitled to one vote on issues concerning the joint venture, with most decisions being determined by a majority vote. Kennecott Explorations (Australia) Ltd. and Placer Dome U.S. Inc. (now Placer Cortez Inc.) share pro-rata in all profits and losses.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

   As was previously reported, Cortez Gold Mines entered into a form of standstill agreement with the Issuer as part of the Subscription Agreement. The form of standstill agreement was filed as Exhibit 5 to the Subscription Agreement, which was attached as Exhibit D to the Initial Statement.

     As described in Item 2 hereinabove, Placer Dome U.S. Inc. transferred its ownership interest in Cortez Gold Mines to Placer Cortez Inc. pursuant to a form of transfer agreement dated effective July 7, 1995, among Placer Dome U.S. Inc., Placer Cortez Inc. and Kennecott Explorations (Australia) Ltd., which agreement was filed as Exhibit E to Amendment No. 2. Subsequently, the form of transfer agreement was amended by a First Amendment to Transfer Agreement and a First Amendment to

CUSIP No. 780287 10 8                 13D                    Page 11 of 26 Pages

Assignment, both effective as of July 7, 1995 and attached hereto as Exhibits F and G, respectively. Both of these amendments served to amend their former respective agreements to show that Placer Dome U.S. Inc. remains as manager of the Cortez Joint Venture.

     Except as to the foregoing and that previously filed with the Commission, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereinabove or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          ---------------------------------

         Exhibit A --   Power of Attorney dated June 12, 1996 given by Cortez
                        Gold Mines to Placer Cortez Inc.*
         Exhibit B --   Directors and Executive Officers of Placer Dome U.S.
                        Inc.*
         Exhibit C --   Directors and Executive Officers of Placer Cortez Inc.
         Exhibit D --   Directors and Executive Officers of Placer Dome Inc.
         Exhibit E --   Form of transfer agreement, effective July 7, 1995,
                        among Placer Dome U.S. Inc., Placer Cortez Inc. and
                        Kennecott Explorations (Australia) Ltd.*

--------------------
*    Previously filed.

CUSIP No. 780287 10 8                 13D                    Page 12 of 26 Pages

         Exhibit F --   First Amendment to Transfer Agreement, effective July 7,
                        1995, among Placer Dome U.S. Inc., Placer Cortez Inc.
                        and Kennecott Explorations (Australia) Ltd.
         Exhibit G --   First Amendment to Assignment effective July 7, 1995,
                        between Placer Dome U.S. Inc. and Placer Cortez Inc.

CUSIP No. 780287 10 8                 13D                    Page 13 of 26 Pages

                         AMENDMENT NO. 3 TO SCHEDULE 13D

                                S I G N A T U R E


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          CORTEZ GOLD MINES
                                          By Its Attorney-in-Fact*



Dated: October 17, 1996               By:      /s/ Charles A. Jeannes
                                          ---------------------------------
                                                 Charles A. Jeannes
                                           Secretary of Placer Cortez Inc.


____________________

* The authorization by power of attorney is incorporated herein by reference to Exhibit A of Amendment No. 2.

CUSIP No. 780287 10 8                 13D                    Page 14 of 26 Pages

                         AMENDMENT NO. 3 TO SCHEDULE 13D

                                S I G N A T U R E


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          PLACER DOME U.S. INC.



Dated: October 17, 1996               By:      /s/ Charles A. Jeannes
                                          ---------------------------------
                                                 Charles A. Jeannes
                                                     Secretary

CUSIP No. 780287 10 8                 13D                    Page 15 of 26 Pages

                         AMENDMENT NO. 3 TO SCHEDULE 13D

                                S I G N A T U R E


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          PLACER CORTEZ INC.



Dated: October 17, 1996               By:      /s/ Charles A. Jeannes
                                          ---------------------------------
                                                 Charles A. Jeannes
                                                     Secretary

CUSIP No. 780287 10 8                 13D                    Page 16 of 26 Pages

                         AMENDMENT NO. 3 TO SCHEDULE 13D

                                S I G N A T U R E


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          PLACER DOME INC.



Dated: October 17, 1996               By:       /s/ Ian E. Marshall
                                          ---------------------------------
                                                  Ian E. Marshall
                                                Assistant Secretary

CUSIP No. 780287 10 8                 13D                    Page 17 of 26 Pages

                         AMENDMENT NO. 3 TO SCHEDULE 13D

                                  EXHIBIT INDEX

                     Description                       Page
                     -----------                       ----

EXHIBIT A            Power of Attorney dated       Incorporated
                     June 12, 1996 given by        herein by
                     Cortez Gold Mines to          reference to
                     Placer Cortez Inc.            Page 18 of
                                                   Amendment No. 2

EXHIBIT B            Directors and Executive       Incorporated
                     Officers of Placer Dome       herein by
                     U.S. Inc.                     reference to
                                                   Page 19 of
                                                   Amendment No. 2

EXHIBIT C            Directors and Executive             18
                     Officers of Placer
                     Cortez Inc.

EXHIBIT D            Directors and Executive             19
                     Officers of Placer Dome
                     Inc.

EXHIBIT E            Form of transfer              Incorporated
                     agreement, effective          herein by
                     July 7, 1995, among           reference to
                     Placer Dome U.S. Inc.,        Page 25 of
                     Placer Cortez Inc. and        Amendment No. 2
                     Kennecott Explorations
                     (Australia) Ltd.

EXHIBIT F            First Amendment to                   22
                     Transfer Agreement,
                     effective July 7, 1995,
                     among Placer Dome U.S.
                     Inc., Placer Cortez
                     Inc. and Kennecott
                     Explorations
                     (Australia) Ltd.

EXHIBIT G            First Amendment to                   24
                     Assignment effective
                     July 7, 1995, between
                     Placer Dome U.S. Inc.
                     and Placer Cortez Inc.

CUSIP No. 780287 10 8                 13D                    Page 18 of 26 Pages

                  EXHIBIT C TO AMENDMENT NO. 3 TO SCHEDULE 13D

                      DIRECTORS (*) and EXECUTIVE OFFICERS
                              of PLACER CORTEZ INC.


 Name, Business Address and Citizenship   Principal Occupation or Employment
 --------------------------------------   ----------------------------------

* BRUNSDON, SCOTT M. (Canadian citizen)  Vice-President and Treasurer; also
One California Street, #2500             Vice President-Finance and
San Francisco, CA 94111-5472, U.S.A.     Administration, Chief Financial
                                         Officer and Treasurer of Placer
                                         Dome U.S. Inc.

JEANNES, CHARLES A. (U.S. citizen)       Secretary; also Secretary and
One California Street, #2500             General Counsel of Placer Dome
San Francisco, CA 94111-5472, U.S.A.     U.S. Inc.

* TAYLOR, JAY K. (Canadian citizen)      President; also President, Chief
One California Street, #2500             Executive Officer and Director of
San Francisco, CA 94111-5472, U.S.A.     Placer Dome U.S. Inc.

* WALSH, ARTHUR L. (U.S. citizen)        Mine Manager of Cortez Gold Mines
555 W. Silver Street, #101
Elko, Nevada 89801, U.S.A.

CUSIP No. 780287 10 8                 13D                    Page 19 of 26 Pages

                  EXHIBIT D TO AMENDMENT NO. 3 TO SCHEDULE 13D

                          DIRECTORS of PLACER DOME INC.


                                         Principal Occupation or Employment
    Name of Director and Citizenship            and Business Address
    --------------------------------     -----------------------------------

BUELL, THOMAS A.  (Canadian citizen)     Chairman, Weldwood of Canada
                                         Limited (forest products company)
                                         1055 West Hastings Street,
                                         Vancouver, B.C. V6B 3V8, Canada

CHERNIAVSKY, PETER A. (Canadian          Chairman, B.C. Sugar Refinery,
citizen)                                 Limited
                                         123 Rogers Street
                                         Vancouver, B.C. V6B 3V2, Canada

COULOMBE, G. BERNARD  (Canadian          President and CEO, J M Asbestos
citizen)                                 Inc. (producer of chrysotile
                                         asbestos fibres)
                                         111 St. Luc Boulevard
                                         Asbestos, Quebec JlT 3N2, Canada

FRANKLIN, ROBERT M.  (Canadian citizen)  President, Signalta Capital
                                         Corporation (investment company);
                                         also Chairman of Placer Dome Inc.
                                         Suite 3201, P.O. Box 43, 130
                                         Adelaide Street West, Toronto,
                                         Ontario M5H 3P5, Canada

MCDONALD, H. JOHN  (Canadian citizen)    Chairman, Black & McDonald Limited
                                         (an international electrical and
                                         mechanical contracting company)
                                         Suite 2800, 2 Bloor Street
                                         East,Toronto, Ontario M4W 1A8,
                                         Canada

MCFARLAND, ALAN R.  (U.S. citizen)       General Partner, McFarland,
                                         Dewey & Co. (investment bankers)
                                         Suite 1450, 230 Park Avenue, New
                                         York, New York 10169, U.S.A.

MICHEL, CLIFFORD L.  (U.S. citizen)      Partner, Cahill Gordon & Reindel
                                         (law firm);  also President and
                                         CEO of Wenonah Development Company
                                         (private investment company)
                                         80 Pine Street, New York, New York
                                         10005, U.S.A.

RYAN, BARTHOLOMEW C.  (Australian        Private Investor; also a director
citizen)                                 of Placer Pacific Limited
                                         c/o Placer Pacific Limited,
                                         Goldfields House, Level 16, One
                                         Alfred Street, Sydney Cove, NSW
                                         2000, Australia

CUSIP No. 780287 10 8                 13D                    Page 20 of 26 Pages

                  EXHIBIT D TO AMENDMENT NO. 3 TO SCHEDULE 13D

                      DIRECTORS of PLACER DOME INC., cont'd


                                         Principal Occupation or Employment
    Name of Director and Citizenship            and Business Address
    --------------------------------     -----------------------------------

TAYLOR, VERNON F. III  (U.S. citizen)    Vice-Chairman, Breece Hill
                                         Technologies, Inc. (a private
                                         computer peripherals manufacturer)
                                         6287 Arapahoe Avenue
                                         Boulder, Colorado 80303, U.S.A.

WILLSON, JOHN M.  (Canadian citizen)     President and CEO, Placer Dome
                                         Inc.; also Chairman and a director
                                         of Placer Dome Canada Limited,
                                         Placer Dome U.S. Inc., Placer Dome
                                         Latin America and Placer Pacific
                                         Limited
                                         Suite 1600, 1055 Dunsmuir Street,
                                         Vancouver, B.C. V7X 1P1, Canada

WILSON, WILLIAM G.  (Canadian citizen)   Business Consultant
                                         2 Westfield, Sion Hill
                                         Rock Road, Blackrock
                                         Co. Dublin, Ireland

CUSIP No. 780287 10 8                 13D                    Page 21 of 26 Pages

                     EXECUTIVE OFFICERS of PLACER DOME INC.

Name, Business Address and Citizenship    Principal Occupation or Employment
--------------------------------------   ------------------------------------

WILLSON, JOHN M.  (Canadian citizen)     See "Directors of Placer Dome
Suite 1600, 1055 Dunsmuir Street         Inc."
Vancouver, B.C. V7X 1P1, Canada

AUSTIN, IAN G.  (Canadian citizen)       Senior Vice-President and CFO of
Suite 1600, 1055 Dunsmuir Street         Placer Dome Inc.
Vancouver, B.C. V7X 1P1, Canada

BREHAUT, C. HENRY  (Canadian citizen)    Senior Vice-President, Environment
Suite 3201, 130 Adelaide Street West     of Placer Dome Inc.
Toronto, Ontario M5H 3P5, Canada

GONZALEZ-URIEN, ELISEO  (U.S. citizen)   Senior Vice-President, Exploration
2085 Hamilton Avenue, #150               of Placer Dome Inc.
San Jose, CA 95125, U.S.A.

LAIRD, ALEXANDER M. (Canadian citizen)   Senior Vice-President, Placer Dome
Suite 1600, 1055 Dunsmuir Street         Group of Placer Dome Inc.
Vancouver, B.C. V7X 1P1, Canada

SMOLIK, THEODORE J.  (Canadian citizen)  Senior Vice-President, Project
Suite 1600, 1055 Dunsmuir Street         Development of Placer Dome Inc.
Vancouver, B.C. V7X 1P1, Canada

NICOL, BRUCE B.  (Canadian citizen)      Controller of Placer Dome Inc.
Suite 1600, 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P1, Canada

TENNANT, JAMES C.  (Canadian citizen)    Vice-President, Human Resources of
Suite 1600, 1055 Dunsmuir Street         Placer Dome Inc.
Vancouver, B.C. V7X 1P1, Canada

MCLENNAN, REX J.  (Canadian citizen)     Vice-President and Treasurer of
Suite 1600, 1055 Dunsmuir Street         Placer Dome Inc.
Vancouver, B.C. V7X 1P1, Canada

CUSIP No. 780287 10 8                 13D                    Page 22 of 26 Pages

                  EXHIBIT F TO AMENDMENT NO. 3 TO SCHEDULE 13D

                      FIRST AMENDMENT TO TRANSFER AGREEMENT

     This FIRST AMENDMENT TO TRANSFER AGREEMENT is made effective as of July 7, 1995, by and among PLACER DOME U.S. INC., a California corporation ("Assignor"), PLACER CORTEZ INC., a Delaware corporation ("Assignee"), and KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation ("KEA").

                                    RECITALS
                                    --------

A. Assignor, Assignee and KEA are parties to that certain Transfer Agreement made effective July 7, 1995 (the "Transfer Agreement") concerning the transfer, assignment, quitclaim and conveyance of all of Assignor s right, title and interest in and to the Cortez Joint Venture to Assignee;

B. Assignor, Assignee and KEA wish to amend the Transfer Agreement as provided hereinbelow.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Transfer Agreement, the parties hereto agree as follows:

1. That the paragraph designated as (7) of the Transfer Agreement be amended to provide as follows:

     "7. The parties agree that Assignor shall continue to serve as manager of the Joint Venture. KEA specifically consents to the assignment and transfer of Assignor s interest in the Agreement, the Joint Venture and the Other Assets to Assignee as described herein."

CUSIP No. 780287 10 8                 13D                    Page 23 of 26 Pages

2. That, except as specifically provided for in this First Amendment, the Transfer Agreement shall remain in full force and effect in accordance with its terms.

     IN WITNESS WHEREOF, Assignor, Assignee and KEA have caused this First Amendment to Transfer Agreement to be executed as of the day and year first above written.

PLACER DOME U.S. INC.                    PLACER CORTEZ INC.


By:   /s/ Charles A. Jeannes               By:  /s/ Charles A. Jeannes
    -----------------------------              ----------------------------
          Charles A. Jeannes                        Charles A. Jeannes
Its:           Secretary                   Its:          Secretary
     ----------------------------               ---------------------------


                     KENNECOTT EXPLORATIONS (AUSTRALIA) INC.



                         By:   /s/ F. D. Hegner
                             -------------------------

                         Its:   Chief Legal Officer
                              ------------------------

CUSIP No. 780287 10 8                 13D                    Page 24 of 26 Pages

                  EXHIBIT G TO AMENDMENT NO. 3 TO SCHEDULE 13D

                          FIRST AMENDMENT TO ASSIGNMENT


     This FIRST AMENDMENT TO ASSIGNMENT is made effective as of July 7, 1995, between PLACER DOME U.S. INC., a California corporation qualified to do business in the State of Nevada ("Assignor"), whose address is One California Street, Suite 2500, San Francisco, California 94111, and PLACER CORTEZ INC., a Delaware corporation qualified to do business in the State of Nevada ("Assignee"), whose address is One California Street, Suite 2500, San Francisco, California 94111.

                                    RECITALS
                                    --------

A. Assignor and Assignee are parties to that certain Assignment made effective July 7, 1995 (the "Assignment") concerning the transfer, assignment, quitclaim and conveyance of all of Assignor s right, title and interest in and to the Cortez Joint Venture to Assignee;

B.   Assignor and Assignee wish to amend the Assignment as provided hereinbelow.


     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Assignment, the parties hereto agree as follows:

1. That the paragraph designated as (e) of the Assignment be deleted in its entirety, with the following paragraph inserted as the penultimate paragraph on Page 1 of said Assignment:

     "Notwithstanding paragraphs (a) through (d) above, Assignee specifically recognizes and acknowledges that Assignor shall continue to serve as the manager of the Joint Venture."

CUSIP No. 780287 10 8                 13D                    Page 25 of 26 Pages

2. That, except as specifically provided for in this First Amendment, the Assignment shall remain in full force and effect in accordance with its terms.

     IN WITNESS WHEREOF, Assignor and Assignee have caused this First Amendment to Assignment to be executed as of the day and year first above written.

PLACER DOME U.S. INC.          PLACER CORTEZ INC.


By:   /s/ Charles A. Jeannes               By:  /s/ Charles A. Jeannes
    -----------------------------              ----------------------------
          Charles A. Jeannes                        Charles A. Jeannes
Its:           Secretary                   Its:          Secretary
     ----------------------------               ---------------------------

CUSIP No. 780287 10 8                 13D                    Page 26 of 26 Pages

STATE OF CALIFORNIA      )
                         )  ss.
COUNTY OF SAN FRANCISCO  )

On this the 8th day of July 1996 before me, the undersigned Notary Public, personally appeared Charles a. Jeannes, personally known to me to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacities, and that by his signature on the instrument the person, or the entities upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.


                                                    /s/ Andrea Kawai
                                       -----------------------------------------
                                                      Notary Public

                                                          [Seal]